Filed by Raytheon Company
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company:  Raytheon Company
Commission File No.:  001-13699
Date:  June 10, 2019

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EDITED TRANSCRIPT
RTN - Raytheon Co and United Technologies Corp Aerospace
Businesses to Combine in Merger of Equals - Conference Call

EVENT DATE/TIME: JUNE 10, 2019 / 12:00PM GMT

OVERVIEW:

Co. reported RTN and United Technologies Corporation have entered into an agreement to combine in an all-stock merger of equals.

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CORPORATE PARTICIPANTS
Akhil Johri United Technologies Corporation - Executive VP & CFO
Anthony F. O’Brien Raytheon Company - VP & CFO
Gregory J. Hayes United Technologies Corporation - Chairman, CEO & President
Thomas A. Kennedy Raytheon Company - Chairman & CEO

CONFERENCE CALL PARTICIPANTS
Carter Copeland Melius Research LLC - Founding Partner, President and Research Analyst of Aerospace & Defense
David Egon Strauss Barclays Bank PLC, Research Division - Research Analyst
Jonathan Phaff Raviv Citigroup Inc, Research Division - VP
Julian C.H. Mitchell Barclays Bank PLC, Research Division - Research Analyst
Myles Alexander Walton UBS Investment Bank, Research Division - Research Analyst
Nigel Edward Coe Wolfe Research, LLC - MD & Senior Research Analyst
Robert Alan Stallard Vertical Research Partners, LLC - Partner
Ronald Jay Epstein BofA Merrill Lynch, Research Division - Industry Analyst
Seth Michael Seifman JP Morgan Chase & Co, Research Division - Senior Equity Research Analyst
Sheila Karin Kahyaoglu Jefferies LLC, Research Division - Equity Analyst

PRESENTATION
Operator
Good morning, and welcome to the United Technologies and Raytheon Conference Call. On the call today from United Technologies are Greg Hayes, Chairman and Chief Executive Officer; and Akhil Johri, Executive Vice President and Chief Financial Officer. And on the call from Raytheon are Tom Kennedy, Chairman and Chief Executive Officer; and Toby O’Brien, Vice President and Chief Financial Officer.

This call is being carried live on the Internet, and there is a presentation available for download from the website of both companies at www.utc.com and www.raytheon.com. The companies remind listeners that any forward-looking statements concerning the proposed merger and their respective financial and business impacts and related materials provided in this call are subject to risks and uncertainties. SEC filings, including the 10-Q and 10-K reports provide details on the impact factors that could cause actual results to differ materially from those anticipated in the forward-looking statements. In addition, in connection with the merger to be discussed today, UTC will file with the SEC a registration statement, which will include perspectives of UTC and a joint proxy statement of UTC and Raytheon that will contain important information about UTC, Raytheon, the merger and related matters. (Operator Instructions)

Please go ahead, Mr. Hayes.

Gregory J. Hayes - United Technologies Corporation - Chairman, CEO & President
Okay. Thank you, Amanda. Good morning, everyone and thank you, everybody, for joining us today on short notice. We’re obviously tremendously excited to announce that our Boards this past weekend unanimously approved the merger of equals between UTC and Raytheon creating a premier systems provider of advanced technology that will define the future of the aerospace and defense industry.

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This merger is going to bring together 2 leading companies with unsurpassed technological capabilities both for today and into the future. As a combined company, we will deliver intelligent, innovative and cost-effective solutions across the full spectrum of aerospace and defense needs, creating significant value for both our shareowners and our customers. We’ll get into the details in just a bit but as you know, United Technologies is in the process of separating its business into 3 independent companies, which we announced last year.

These, of course, are Otis and Carrier and our aerospace business, which has roughly $45 billion of sales this year. And this, of course, comprises our Collins Aerospace unit and the Pratt & Whitney business.

The proposed merger combines our aerospace portfolio with Raytheon and will closely file the separation of Otis and Carrier from UTC, which remains on track to be completed during the first half of 2020. And as I said recently, our target is for the end of the first quarter of next year.

So during today’s call, Tom and I will walk through the benefits of the combination, and we also, of course, have Akhil and Tony here, our CFOs, who will participate in the Q&A session.

So of course, hope you’re following along on the webcast on Page 3. This merger of United Technologies and Raytheon will bring together 2 aerospace and defense leaders with long track records of industry-defining innovation in our respective sectors. Now with our highly complementary portfolios and the opportunity to combine our world-class R&D platforms, we can even more effectively invest, innovate and serve our customers. This is critical given the complex and rapidly evolving industry landscape. And importantly, we will be able to invest through the business segments. By uniting our 2 companies, we’ll be even better positioned to address the highest priorities of our customers for the future particularly in the fast-growing A&D segments like hypersonics, directed energy and cyber protection. We’ll walk you through many of these opportunities for value creation and why this deal at this time will enable us to define the future of our global aerospace and defense business.

Now on to Slide 4, and just an overview of the transaction. First and most importantly, this is a stock merger of equals following the spin-offs of Otis and Carrier by United Technologies, and it’s expected to be tax free for U.S. income tax purposes. UTC shareowners will own 57% of the combined company, and Raytheon shareowners will own 43%. The combined company will be named Raytheon Technologies and is expected to trade on the NYSE under the ticker symbol of RTX.

In terms of how we plan to manage the business moving forward, Tom will assume the role of Executive Chairman of the Board for 2 years following the completion of the merger, and I’ll assume the role of CEO of the formation and succeed Tom as Chairman of the Board after his 2-year tenure. In terms of the Board’s composition, we’ll have 15 members, 8 from UTC and 7 from Raytheon.

Raytheon Technologies, as we’ll be called, will be headquartered in the greater Boston metro area. I just want to emphasize, particularly for the benefit of United Technologies employees, this does not mean that we’re exiting operations in Connecticut and moving to Boston. In fact, Raytheon Technologies will maintain a strong presence in Connecticut for years to come. As I mentioned earlier, the separation of Otis and Carrier remains  on track with a dedicated team of over 600 people today working on the execution of this. The merger with Raytheon is not expected to impact  the timing or the cost associated with the separation.

Now why do we do this? We believe the reasons to do this deal are compelling for both companies, and that’s why we’re confident this combination brings strategic and financial benefits for our shareowners and all of our stakeholders. First of all, the combination creates a platform-agnostic A&D provider that is best positioned to meet complex and emerging customer needs through unsurpassed technology and innovation.

Our companies have highly complementary and balanced aerospace and defense portfolios as well as world-class engineering team and a world-class workforce. We expect the combination of these assets will deliver revenue opportunities, cost synergies and joint technological advancements.

Diversification, of course, across the programs, platforms and customers will make the combined business more resilient across the business cycles and give us the financial flexibility to support significant R&D investments that will help drive sustainable growth, both for today and for decades   to come.

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The merger is also expected to unlock significant shareowner and customer value. The combined companies is expected to achieve more than $1 billion of gross annual run rate cost synergies by year 4 post close. We also expect to have significant revenue synergy opportunities from the technologies. And the all-stock merger structure will allow shareowners of both companies to participate in the future upside potential of the combined businesses.

At the same time, with greater breadth of capabilities and increased financial strength, Raytheon Technologies will be better positioned to lead the growing aerospace and defense sector and provide customer the cost-effective solutions in this increasingly complex environments.

Moving on to Page 6. Initially, our thoughts are that Raytheon Technology will be organized into 4 sizable segments that are all leaders in their respective area. The Raytheon team has successfully organized its company to align with evolving customer requirements in the past and will further simplify its structure by consolidating the 2 segments going forward. Intelligence, Space & Airborne Systems will be a combination of Raytheon and United Technologies capabilities. It will be predominantly comprised of the 3 Raytheon businesses: Space and Airborne Systems; Intelligence, Information and Services and Forcepoint. And we’ll also be looking to add the -- consolidate the capabilities of our Mission Systems business, which currently operates as part of Collins Aerospace.

The next segment, Integrated Defense & Missile Systems will be comprised of Raytheon’s remaining business segments: Missile Systems and Integrated Defense Systems. Pratt & Whitney will continue to operate as one of the world’s leading manufacturer of aircraft engines for the military, commercial, business and general aviation markets. And of course, Collins Aerospace will continue to operate as the leading global provider of technologically advanced aerospace systems. The organization structure we’re describing will position Raytheon Technologies for success, while minimizing integration risk and operational disruption.

Now on to Page 7. Joining these 2 industry-leading companies will create one of the best-positioned A&D companies in the industry with diversified, platform-agnostic suite of offerings and balance across end markets. This a key differentiator particularly through the business cycles. The company will also be diversified across geographies with about 45% of our revenue from international customers and the potential to achieve further global presence given the macro trends that we see in the commercial aerospace and defense sectors.

Okay. Segue to cost synergies. Raytheon Technologies will benefit from a team that knows how to deliver on synergy targets. As you all know, we’ve exceeded our targets historically and will strive to see that trend continue. On that note, of course, we’re updating our previously announced estimate of annual cost synergies associated with the Rockwell Collins acquisition from $500 million of run rate synergies to $600 million of synergies by year 4.

These synergies are independent from those that we estimate for the combination of United Technologies and Raytheon, which we expect to total at least $1 billion in gross annual cost synergies by year 4. Of course, about half of that synergy benefit will be shared with our U.S. government customers. Based on the work completed today, we’re confident in getting savings in supply chain, procurement as well as corporate and facilities, IT and other G&A expenses.

Now on to cash flow. One of the most exciting aspects of the combined company is our financial profile, including a strong balance sheet and growing free cash flows. The combination will allow us for continued investment, while safeguarding our capital-return priorities. With each business contributing strong organic growth profile, free cash flow is expected to reach about $8 billion by 2021. And looking beyond 2021, we expect cost synergies resulting from the transaction to continue to benefit our cash runway.

Raytheon Technologies will be committed to disciplined capital allocation. Between share repurchase and continued commitment to our historical dividend philosophies, we expect to return a cumulative of $18 billion to $20 billion to capital to our shareowners for the first 3 years post close,
$18 billion to $20 billion.

Given the free cash flow outlook and a net debt level of about $26 billion at closing, we also expect to achieve a credit rating in the A category from day 1. So clearly, we believe the merger results in a great outlook that benefits both sets of shareowners and stakeholders over the long term.

And with that, I’d like to hand it over to Tom, who will highlight the technology story, which is what we’re all really excited about. Tom?

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Thomas A. Kennedy - Raytheon Company - Chairman & CEO
Thank you, Greg. And let me start by echoing Greg’s comments and say that I, too, am very excited about the combined company we are creating, especially when I look at our complementary technology capabilities. Both of our companies have long histories of delivering world-class technologies and innovation, so let me walk you through how together we will enhance our solutions to meet our customers’ evolving needs.

As you can see on Slide 10, the technologies of the combined company are complementary, and there are many ways Raytheon’s capabilities can enhance commercial aerospace offering. And in turn, we see UTC capabilities enhancing Raytheon’s advanced solutions. These capabilities reach across all domains, including air, land, sea, space and cyberspace.

Both of our companies are platform-agnostic, which means our best innovation and technology will be accessible to a wide range of our customers. This is powerful as it allows us to both improve current franchising and create new franchising in the future.

Turning to Slide 11. One of the primary strategic benefits of this merger of equals is that with a strong balance sheet and robust cash generation, Raytheon Technologies will enjoy enhanced resources and financial flexibility. This will support R&D and capital investments through business cycles and produce meaningful revenue synergy opportunities from shared technologies. With a combined $8 billion of company and customer-funded research and development spend, 7 R&D centers of excellence, 60,000 engineers and 38,000 active patents, the combined company will develop new critical technologies faster and more efficiently than ever before.

And by joining forces, we will strengthen our competitive position in the dynamic global marketplace. The combined technology portfolio includes capabilities tied to key priorities across the aerospace and defense sectors. We’re in a position to immediately address R&D priorities in defense, including hypersonics, directed energy, and ISR in contested environment.

Raytheon Technologies will also provide commercial aerospace solutions to enable our customers to manage significant air traffic growth and increased cybersecurity needs, while reducing operating costs through advanced analytics and the application of artificial intelligence.

Let me take you through a little more detail on Slide 12. First, let’s look at a few synergy opportunities in defense, starting with hypersonics and future missile systems. The extreme speed of weapon systems has become a key differentiator. Even if these systems are detected, their speed makes interception extremely difficult. Merging our 2 companies brings Raytheon’s deep expertise in vehicle integration, advanced guidance and control and payload and combines it with UTC’s world-class propulsion technology, including high-temperature material and thermal and signal management. Raytheon Technologies will also develop and produce future high-speed missile systems to meet DoD requirements for new capabilities across a wide range of mission profile.

Let’s take another example. Directed energy weapons are a key DoD priority. We expect Raytheon Technologies to be uniquely capable of meeting this growing requirement by combining Raytheon’s high-power microwave and high-energy laser emitters with United Technologies’ high-density compact power generation and distribution capability.

Turning to 13. We also expect the combination to yield additional significant opportunities in commercial aerospace. UTC has been a leader in this growing market for decades. We look forward to applying Raytheon’s complementary expertise to further strengthen the combined company. For example, commercial aircraft are increasingly connected. Operators are already seeking to reduce cost and increase reliability through connectivity that enables improved prognostics, health monitoring and fleet management. These are all areas that our combination will enhance through advanced data analytics and the application of AI.

But with greater connectivity and intelligence comes increased risk of cyber threats. As the cyber threat continues to evolve, resilient, adaptable protections are required. The combined company brings together Raytheon’s advanced cyber capabilities with UTC’s Aircraft Systems expertise as well as data network, communication and information management system. The combination will create highly advanced cyber solutions and capabilities to help airlines and OEMs deal with emerging cyber threats.

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These are just a few of the advance solutions we envision bringing to the market. The bottom line is that we expect to deliver significant value to our customers and the quality and innovation of our product and the cost effectiveness of our systems.

And the value is not only for customers. On Slide 14, we outlined how this merger of equals benefits all stakeholders. Our dedicated innovative workforce is critical to the successful combination of our 2 companies. We are excited to offer opportunities for our people that result in being part of a larger, more competitive organization post merger.

With greater R&D and focus on high-growth markets, our employees will experience new, expanded career paths and increased professional development. Within industry, we expect to expand our leadership in delivering the most advanced technologies, software and engineering capabilities. And these enhanced solutions will create new opportunities across the combined supply chain.

And in our communities, we expect to continue our legacy of being good corporate citizens. As Greg mentioned, the combined company will be headquartered in the greater Boston metro area, while maintaining a corporate presence in existing locations. Our ongoing commitment and investment in our local communities will continue across our combined organization.

Finally, on Slide 15, let me close on the strong value proposition we are offering our shareowners, who’ll be able to continue to participate in the future upside potential of our combined company. Raytheon Technologies will enjoy greater resources and stability and will benefit from an increase addressable market. We will have an attractive financial profile with strong growth opportunities and minimal integration risks. Our cross-industry expectations are holistic and achievable, and our long-term revenue synergy opportunities from the technologies are unparalleled.

In the near term, we have a line of sight to continued earnings growth and margin expansion opportunities. And the strong balance sheet, coupled with accelerating cash flows will provide Raytheon Technologies with the flexibility to invest for future growth while prioritizing return of capital to shareowners. Our 2 companies today have similar cultures. Integrity, innovation and customer focus are in our DNA, and we both have committed leadership teams. Our Board and management teams have diverse experience and proven track record, and all agree that this merger will define the future of aerospace and defense.

With that, we will open the call for questions.

QUESTIONS AND ANSWERS
Operator
(Operator Instructions) The first question comes from the line of Ronald Epstein of Bank of America Merrill Lynch.

Ronald Jay Epstein - BofA Merrill Lynch, Research Division - Industry Analyst
So maybe just a broad question on when we think about operating, right? I mean if you look at the pattern of the deal, right, there’s a lot going on, right? You’ve got UTC doing its spins, and then you have this going on. Will there be anybody out to come in and focus on operations, particularly at the senior management level?

Gregory J. Hayes - United Technologies Corporation - Chairman, CEO & President
Ron, let me first -- let me start of there, and I’ll let Tom finish. From a UTC perspective, we have never lost our focus on operations. Even the 2 spin companies, Carrier and Otis today are very focused on giving their customer their needs. Bob Leduc and Kelly Ortberg over at the aerospace side,    I mean, their focus is completely on their customers and their businesses.

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I’d tell you, most of the workload associated with this transaction with everything that’s going is actually falling on the corporate office as will this next step as we go through the combination with Raytheon. It’s, again, our folks are working really hard, but it’s a corporate office initiative, not   an operating initiative. And as you know, those guys are -- remain focused. And I think you’ll hear that next week when you hear Bob and Kelly talk about their businesses when we’re in Paris, and we continue to see good performance out of our commercial businesses as well. So a lot of work, but I wouldn’t worry about anybody losing sight. We know operations remain the key to our long-term success, and our customer focus is unparalleled.

Thomas A. Kennedy - Raytheon Company - Chairman & CEO
Yes, Ron, let me echo that. Operations is our #1 priority. We’ll have separate teams working on all the merger and activities throughout the year until we close. So we don’t see any issue relative to the operational side. We’re definitely focused on that, and we’ll continue to operate in the same rhythm throughout our business in terms of our operation reviews and the visits that I make to each one of our plants across the country.

Gregory J. Hayes - United Technologies Corporation - Chairman, CEO & President
Yes, and keep in mind, too, Ron, as we think about -- we talked about the structure of how we’re going to operate, this is, I would say, almost an integration-light type of merger. It’s really just a corporate office. We look at our Mission Systems business and see how we can take that capability and then spread it across some of the Raytheon complementary businesses. But beyond that, this is not going to really affect our businesses or our operations really anywhere. So again, the focus will remain meeting customer needs, and that will never change.

Ronald Jay Epstein - BofA Merrill Lynch, Research Division - Industry Analyst
And as a follow on to that, kind of dovetailed to what you just said. Can you talk about the history of the deal? How did it come about? What brought you guys together?

Gregory J. Hayes - United Technologies Corporation - Chairman, CEO & President
Go ahead, Tom.

Thomas A. Kennedy - Raytheon Company - Chairman & CEO
Well, it’s a small industry, but it turns out back in 2018, in the first quarter, Greg announced that he was looking at spinning off Carrier and Otis. And I think, Ron, even in some meetings when you’ve asked me and/or something has asked me relative to what’s on the plate in the future for Raytheon? What would be the -- something that we would do in the M&A area? I think I repeatedly said that if it was a big deal, it would be looking at a company just like Raytheon, a company that was platform-agnostic, had both existing franchises and then also had the ability to create new franchises with technology to potentially set up the future for the company.

And lo and behold, after you drop off Otis and elevator and you look at United Technologies, there’s a platform-agnostic company with great technology, great franchises and a great future for franchise generation and then also with a good position in the international marketplace. I mean it’s like a mirror in terms of -- obviously, we’re complementary. We’re not -- we don’t have overlap. But relative to the fundamentals of the business and how it’s structured, and especially the technology piece, I mean, it was essentially like looking at Raytheon in the mirror to a certain degree.

And so that’s -- so I did call Greg probably in the early summer of last year. We had some discussion obviously. Greg was very busy. He was setting up to work out the detail of the Otis and Carrier spin-off. But he did say, and he did recognize, that if we could make something like this happen, how tremendous it would be, not just for the -- our shareholders, but also for our customers and obviously, our employees. So it’s kind of like a win-win if we could figure how to do it. So we -- I let Greg have peace, and he came back in later part of 2018, he gave me a call. He says, hey, Tom, I think I got this spin stuff aligned, and we’re ready to move. And now it’s a good to start talking about this merger of equals. And so by -- I think by January, we got our teams engaged. Obviously, the Boards were kept informed of all this during the period, and we kind of opened up the gates and sent the team off and running from January. And then here we are today.

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Gregory J. Hayes - United Technologies Corporation - Chairman, CEO & President
Let me just add. When Tom called, we were just in the middle of trying to make the strategic decision around the spins, and we were also trying to close Rockwell Collins. So we were a little bit busy. But I can tell you when Tom -- the first thing Tom said is, I think we’d be 2 great companies if we come together. Yes, this had been on our radar screen forever as is Rockwell Collins and even Goodrich for a decade or more. And so the compelling logic was there. Obviously, last summer was not the best time to make this move. But we will benefit in this, Ron. I think -- and you think, oh, you’re still busy. You’re doing the spins. You’re still integrating Rockwell Collins. This huge benefit to UTC going forward in the fact that we’re not going to have set up a separate corporate office for the aerospace business post spin. Everybody was worried about dis-synergies associated with the remaining corporate office functions and all that extra cost and what you’re going to. This answers the mail on that 100%. We’re going to bring together 2 great corporate office teams. We’re going to pick the best of both worlds. We’re going to have a world-leading SG&A function, and I’m not going to have to worry about setting this up on my own. I get the benefit of Raytheon’s great staff, along with ours, and I think this is just going to be really fortuitous timing, which, again, nobody could have predicted but, clearly, that’s a huge benefit to us on top of the technology that Raytheon brings. This is truly a great combination.

Operator
And our next question comes from the line of Sheila Kahyaoglu of Jefferies.

Sheila Karin Kahyaoglu - Jefferies LLC, Research Division - Equity Analyst
Greg, you’ve had this vision of becoming a global aerospace supplier for some time. And Tom, you’ve been very focused on the global threat environment. So congratulations on bringing it all together.

Gregory J. Hayes - United Technologies Corporation - Chairman, CEO & President
Thank you, Sheila.

Sheila Karin Kahyaoglu - Jefferies LLC, Research Division - Equity Analyst
I guess, my question is regarding cost synergies. What gives you confidence that you’ll be able to execute on cost synergies given this is a defense deal? And what do you think will be the most difficult to obtain and not give back to the customer? Or how does UTX contract differently as a multi-industrial company at the moment?

Gregory J. Hayes - United Technologies Corporation - Chairman, CEO & President
Well, let me start, and we’ve got our 2 great CFOs sitting across the table. They could be weigh in with all the detail. But Sheila, if you know UTC’s history, and I’ll start back with Goodrich that we did back in 2012. And we started out with about a $350 million cost synergy target. I think we stopped counting after about $650 million. But cost take out is part of the DNA and, again, this is not always easy. But at the end of the day, it’s compelling because it brings value to our shareowners and our customers.

On Rockwell Collins, which we closed last November, the initial target was $500 million. Today, we see at least $600 million, and we’re not going to stop counting yet. I think Kelly Ortberg and Dave Gitlin, who was running that business with Kelly until recently, have done a tremendous job of bringing those companies together. So we got a track record. We know how to do this.

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And the $1 billion, while -- okay, people say that’s 1% of the combined market value. Doesn’t seem like a big number. The fact is this is a corporate office integration, and so the synergies that we’re going to see are primarily on the procurement side. We’re going to see some on the SG&A side. There will be some facilities rationalization, but we’re not looking to consolidate a bunch of factories, and we’re not taking out a lot of jobs. In fact, we’re going to create a lot of jobs through this merger. I think Tom mentioned to me they’re going to add, what, 10,000 people this year.

Thomas A. Kennedy - Raytheon Company - Chairman & CEO
Yes, we’ll be adding about 10,000 employees this year in the company. We see continued growth out into 2020 and beyond relative to significant hiring. So this is -- net-net, this will be a job increase across our company and also I believe...

Gregory J. Hayes - United Technologies Corporation - Chairman, CEO & President
Yes. So it’s a similar story on the UTC side as -- almost a similar number. I think we’ve hired about 5,500 year-to-date, on track for more than 10,000 this year. Now of course, Sheila, because we’ll be 50% defense and a big chunk of this is U.S. government, a big chunk of the synergies go back to our customer. But again, I think if you’re sitting in the DoD, you’d say to me, why do we like this? Well, not only do you bring the technology that nobody else can, you’re also going to have cost savings on future contracts. So while it’s a give back, I think, again, it’s one of the compelling reasons why we think our biggest customer out there, which is DoD, is going to really like this deal.

And we’ll look for more. I mean we’re never done with $1 billion or so. I think the more exciting part is really the revenue synergies stages that Tom has talked about. And while we haven’t quantified those, I think you can take a look across our portfolio, and it’s exciting the things that we can do together.

Anthony F. O’Brien - Raytheon Company - VP & CFO
And Sheila, it’s Toby. The only thing I’d add with what Greg said about the give back to the government, right, it also makes us more competitive going forward as a combined company. When we approach these synergies early on, we both -- both sides kind of did it independently. And at least on a bottom line basis, we’re in the same ballpark. We’ve matured that a little bit, and I second what Greg said. I think the $1 billion is very doable, and we’ll certainly be driving to put some upside on top of that once we get into the detailed planning a little bit more.

Operator
Our next question is from the line of Nigel Coe of Wolfe Research.

Nigel Edward Coe - Wolfe Research, LLC - MD & Senior Research Analyst
Maybe another question for -- a question for Tom. You called Greg initially. Why was UTC Aerospace the right partner, should you partner for Raytheon?

Thomas A. Kennedy - Raytheon Company - Chairman & CEO
Well, it goes back -- I mean, as I discussed on the prior question, we were looking for a company that was kind of in line with Raytheon in terms of this business structure and the -- underlying technology. We were looking for -- getting some more complementary technology. And the reason we were so technology-focused is we’re seeing a significant change in technology. I mean for years, we knew about Moore’s Law and that technology was changing on a linear fashion. But in reality, we were actually on an exponential curve the first part of it, and we’re starting to see significant increases in technology growth in multiple areas that affect our business. So we believe that we need to invest in technology and capability. And one element of this merger was United Technologies as they have a very good technology base also, and it’s complementary to ours. So I think it gives us the combined technology to be able to ride this new wave of technology growth in multiple areas and -- such as artificial intelligence, machine learning, quantum computing, and nanotechnology. I mean all these areas are coming to fruition right now, and to be able to have the right technology base is important.

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For example, we have combined between us 60,000 engineers. We have over $8 billion of R&D spend that have access to per year. And so it gives us that technology engine to allow us to drive growth across our existing franchises, but also to create the next franchises for the future. So it was a great play, and this is going to obviously -- after the spin out of Otis and Carrier, the remaining -- you see a company that has all of those attributes. And as we just talked about on both of our scripts and upfront, you can see all the benefits of this merger, not just for our shareholders, but also for -- definitely for our customers, our government customers. In fact, some of that synergy will go back into their pockets relative to -- or get back to them with the merger. But also to our employees even, it opens up a whole set of growth areas and opportunities for our employees even than before also. So it was just a great deal all around.

Nigel Edward Coe - Wolfe Research, LLC - MD & Senior Research Analyst
A quick one for Akhil as a follow-on. The spin time lines for Otis, Carrier, doesn’t sound like there’s any impact. But does this transaction have any ramifications for the tax structure and the carveouts?

Akhil Johri - United Technologies Corporation - Executive VP & CFO
No, Nigel, none whatsoever. I think the time line, as Greg said in his comments, are still on track to hopefully achieve by the end of first quarter.  But definitely in the first half of next year, so all on track.

Operator
And our next question comes from the line of Carter Copeland of Melius Research.

Carter Copeland - Melius Research LLC - Founding Partner, President and Research Analyst of Aerospace & Defense
Congratulations.

Gregory J. Hayes - United Technologies Corporation - Chairman, CEO & President
Thank you, Carter.

Thomas A. Kennedy - Raytheon Company - Chairman & CEO
Thanks, Carter.

Carter Copeland - Melius Research LLC - Founding Partner, President and Research Analyst of Aerospace & Defense
Just a quick clarification and a question. One, Akhil, the $8 billion, is there any pension in that? And then two, the real question here, this comment that you made about investing through the business cycles and just a little more color on that. I mean, do you collectively see a benefit to being able to take a bit of a more commercial-oriented posture in some of these high-value, long-term strategic franchises that you called out, whether it’s cyber, directed energy, hypersonics, et cetera? And any color there would be much appreciated.

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Akhil Johri - United Technologies Corporation - Executive VP & CFO
Sure. So on the first part, as you know, the $8 billion number, obviously, it’s a free cash flow number, so it includes any kind of pension contribution. On the UTC side, we are pretty much fully funded, so there is really no call on pension from our perspective. And Raytheon has been very clear about the pension contributions that they need to make over the next several years. They also have significant cash recovery, which are going to come through. But this assumes a step-up in pension funding in 2021. Toby, if you want to add some...

Anthony F. O’Brien - Raytheon Company - VP & CFO
Yes, Carter. So for us, it’s, in absolute terms, it’s about $1.1 billion, $1.2 billion, which is a $600 million increase compared to what we’re expecting in ‘20. But that’s included in the $8 billion that you were referring to.

Gregory J. Hayes - United Technologies Corporation - Chairman, CEO & President
In terms of the investing through the cycle, it’s one of the things that Tom and I have talked a lot about. And I think, again, Tom’s concept of building franchises at Raytheon, this combination gives us the ability, as you point out, Carter, to continue to invest across the entire platform and to grow the franchises in an even quicker and stronger fashion. Think about this $8 billion of R&D we’re going to spend. We have 60,000 engineers. We’re going to have revenues this year roughly $75 billion on a pro forma basis, next year almost $80 billion. You take a look, I mean, the growth trajectory of both businesses is phenomenal. The cash growth is even better. And that cash growth gives us the ability to do 2 things: one is, of course, to return some to the shareowners that we’ve talked about; but also to invest in all of these technology and all of these franchises. I think that’s the exciting part of this merger.

Thomas A. Kennedy - Raytheon Company - Chairman & CEO
And I think the other element of the merger versus an acquisition is in the endgame, our credit rating is going to be a great credit rating. We’re going to be an A category credit rating for the company, which having that amount of powder dried gives us many opportunities to essentially take advantage of in the future.

Carter Copeland - Melius Research LLC - Founding Partner, President and Research Analyst of Aerospace & Defense
That’s great. And so on that first one on the pension, that $8 billion includes both the envisioned step up in funding as well as the anticipated cash recoveries that Raytheon had in the first place, correct?

Anthony F. O’Brien - Raytheon Company - VP & CFO
That’s correct. And just as a reminder, those cash recoveries are pretty flat this year out into the next 2 or 3 years, right around $1.9 billion.

Operator
Our next question comes from the line of Julian Mitchell of Barclays.

Julian C.H. Mitchell - Barclays Bank PLC, Research Division - Research Analyst
Congratulations. Maybe a first question from me around the capital structure and shareholder returns. So maybe give us some sense around how quickly, if at all, that $26 billion of net debt figure should come down. And then when we’re thinking about that $18 billion to $20 billion of shareholder returns over 3 years, is the simplest way of thinking about that just the sort of 50-50 split between buybacks and dividends with a sort of 35%, 40% dividend payout?

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Akhil Johri - United Technologies Corporation - Executive VP & CFO
Yes to all those questions, I guess. I think the dividend point -- this is Akhil, by the way. Dividend and share buyback, roughly 50-50. I think the commitment we have made is that -- we did on the UTC side was that the combined dividend from Otis, Carrier and RemainCo would be equal to  or more than what we have been giving thus far. And I think if you to add to that what Raytheon’s dividend is, the $1 billion roughly that they give out every year with significant growth on a year-over-year basis, that would all come to probably around $9 billion, $10 billion at this point over  the 3 years. So the remaining amount would be what we have allocated for share buyback, and that’s how the math works there.

With regard to deleveraging, given the strong balance sheet that we have, right now we are assuming that most of our free cash generation, after some of the investing outlays, would go towards return to shareholders. Because the growth in EBITDA that we’re expecting with these companies over the next few years, we can still maintain a very strong rating without having to deleverage any further. That’s the big benefit of this merger as well, where the shareholders can see some immediate benefits without having to focus on deleveraging, which would otherwise have been the case for the UTC RemainCo.

David Egon Strauss - Barclays Bank PLC, Research Division - Research Analyst
It’s David Strauss also on with...

Gregory J. Hayes - United Technologies Corporation - Chairman, CEO & President
I’m sorry. Julian, say that again.

David Egon Strauss - Barclays Bank PLC, Research Division - Research Analyst
Hey, Greg, it’s David Strauss on with Julian. So I just want to ask Tom a question. From a competitive landscape, I guess, with most of your peers having done deals and Harris and L3 merging, did you not think you could go it alone here? Or did you really think you needed to find a partner to get bigger?

Thomas A. Kennedy - Raytheon Company - Chairman & CEO
Well, let me go back to -- we constantly are always looking for opportunities to provide a -- more value generation for our shareholders, and we obviously pursue that very well. On the organic side, we’ve been going year-over-year and actually have had accelerating growth since 2015 in the business. And the majority of that growth was organic growth based on the investments we made and improving our existing franchises and capturing new franchises. We’ve done a very good job of that since 2014.

What we -- again, we’re always looking to do what’s the next major move for the company, and we were looking at that. That’s -- I think that’s a fiduciary responsibly we have to the shareholders, to continue to work value creation. And we actually specifically laid out the type of company  we would like to acquire or merge with multiple times in multiple sessions with investors. And the -- once UTC spins off the Otis and Carrier, that essentially winds up having the attributes of the company that we talked about: It has a great technology base. It has some great existing franchises, that the technology it has, combined with ours, can help generate new franchises moving forward. It has a strong international footprint. And the bottom line is its culture is very similar to the Raytheon culture. So this was to me was a natural fit, again, once the spin-off of Carrier and Otis occur.

Operator
Our next question comes from the line of Robert Stallard of Vertical Research.

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Robert Alan Stallard - Vertical Research Partners, LLC - Partner
I have got a question with Greg or Tom. But I was wondering if you have any chance to check in with the DoD as to what their response to this combination could be. And whether there could be any other regulatory risks out there that you are not fully aware of?

Thomas A. Kennedy - Raytheon Company - Chairman & CEO
Well, I think as you might imagine, we want to make sure we don’t surprise our customers. So we try to make sure we reach out to all our customers. And by the way, it’s an ongoing activity here. Before this call, after this call, we’ll continue to reach out to our customers. Our customers very important to us. We want to make sure that they understand what we’re doing, why it’s important for them, what’s the benefit our customers will achieve by this, and we’re being very clear about that. Obviously, there’s the one in terms of the $1 billion of growth and annual synergies. And after 4 years, it essentially converts into about $500 million a year savings to our customers through the reduction in our rate and then also on existing cost, both on track to being able to get to a little bit on the contract moving forward.

So I think the -- and then the other big area that I believe they’re going to be very excited about is the complementary technologies we have. We constantly hear word about the DoD wanting to go to Silicon Valley for the commercial technology. Well, they don’t have to go to Silicon Valley anymore. We have that technology with the combined companies. It’s very complementary technology. We’re applying the technology into the commercial world. We’re applying that technology in the defense world. And so they’re going to have the best of the best. And I think they’re going
-- at least what I believe is that this is definitely something that is going to be very powerful for our customers moving forward.

Gregory J. Hayes - United Technologies Corporation - Chairman, CEO & President
And I thing from a regulatory standpoint, just to follow on what Tom said. I think our customers are really going to appreciate what we’re doing. So we don’t see a big pushback from DoD. In fact, they will see huge benefits from this, as with all of our customers. And I think from a regulatory standpoint, the beauty of this deal is there’s very little overlap. You’re talking on a basis of $75 billion or $80 billion of sales. Less than 1% of our sales probably have overlapped. This is truly a complementary deal from a technology standpoint, from a product standpoint. So -- and we think regulatorily, we’ll have to, of course, get approval here and the EU. But really, less than 10 jurisdictions have to approve this. We don’t have to go to China. We truly believe that we’re going to get this done relatively quickly. And our goal right now is to have regulatory approval by the first quarter of the next year, which would be coincident with the dates of our spin, such that we could execute the spins and the close of this transaction at the same time. And we don’t see any impediment to getting that done.

Operator
Our next question comes from the line of Myles Walton of UBS.

Myles Alexander Walton - UBS Investment Bank, Research Division - Research Analyst
I was wondering if you could walk us through -- maybe, Tom, how you got comfortable with the equity split, the 43-57. Was it DCF based? How you guys comfortable with the GTF? And kind of long term positive NPV versus the near negative NPV, not something you’re accustomed to in the defense complex. So just walk us through the -- maybe the valuation that made you comfortable with the terms and conditions.

Thomas A. Kennedy - Raytheon Company - Chairman & CEO
Let me start off with -- we formed the teams back in January. We brought in outside folks to help us look at every single element of each business. And obviously, United Technologies is doing their diligence on the Raytheon portfolio, and we were doing our due diligence of your portfolio. We looked at multiple ways of looking at the valuation, obviously, with the discounted cash flow being our preferred method in this scenario. And I’ll let Toby talk a little more details about that.

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But I will tell you is that we spent quite a bit of time reviewing each of those portfolios. And obviously, there’s the financial standing and the risks. We did have outside consultants come in and work with us going through an understanding of the geared turbofans and where it’s at in its life cycle. And we got very comfortable with that, especially based on the field data that we’re seeing today. And that was, I think, it’s a big good-news story. But the time line is, is that both were heavily involved in this whole process and stepping through all of this. So I think there was a lot of transparency between the 2 companies in understanding of both core sets of portfolio. And again, I think the discounted cash flow was what we really, I hope,  to say, was our preferred method of determining whether the valuations were fair. I’ll turn it over to Toby to say a few words.

Anthony F. O’Brien - Raytheon Company - VP & CFO
Yes. So Myles, we did use DCF ultimately as the methodology to determine the relative ownership. As Tom said, and specifically we did have a lot of questions on GTF. And Greg and the UTC team were very transparent in taking us through that.

A couple of things in addition to what Tom said. The majority of the upfront investment, relatively speaking, is in the past. Number one, the performance metrics that we’ve seen, the aftermarket situation and how things are structured there, out over the expected life of the program got us very comfortable as to how that fit into the overall valuation. So clearly, it was -- once we understood it a little, it was our biggest question mark, but we did get comfortable based upon the level of detail the UTC and the Pratt folks shared with us there.

Gregory J. Hayes - United Technologies Corporation - Chairman, CEO & President
I would just add to that, Myles. I think we did a better job explaining the GTF investment and returns to Raytheon than we’ve probably done to the rest of our investors. But it was a lot of work. I think we put a model together that went out about 45 years, which was the life of the program. And not only did we get the value for the GTF, we also, of course, modeled in all the synergies from Rockwell Collins.

And so this whole process of coming up with a true DCF value of UTC aero RemainCo going forward, it was a thorough process. I think it was the same on the Raytheon side. I think we came to this split, there wasn’t, at the end of the day, have to be a lot of negotiations. The DCFs really spoke for themselves in terms of what the value of these 2 great businesses are. And I think we’re getting full value for our investments, and I think Raytheon is getting full value for its investments in this equity split. So no magic, just the beauty of the DCF model.

Operator
And our next question comes from the line of Seth Seifman of JPMorgan.

Seth Michael Seifman - JP Morgan Chase & Co, Research Division - Senior Equity Research Analyst
Wanted to ask a question, a little bit about cycles. And one of your first bullet points, talking about the value that’s created by the deal, had to do with creating a business that was more diversified and kind of withstand the business cycle, I guess. But Tom, when I listen to you talk, it sounds like you’ve got a lot of growth ahead independently. And you talked a lot about the demand signals coming out of the threat environment. And so I guess why take the risk of introducing a lot of commercial aerospace in that outlook where there is a lot of macro sensitivity.

And then, I guess, the flip side of that for Greg, having the GTF and having the synergies from the Collins deal to drive earnings there and already having a fairly big, diversified company, why kind of take on the defense budget at a time when the top line and the U.S. defense budget seems     to be slowing?

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Thomas A. Kennedy - Raytheon Company - Chairman & CEO
Yes. So Seth, let me take the -- that first part. I think number one is, what we are seeing is -- and you’re absolutely correct. We are seeing significant push by the Department of Defense in the area of modernization. And as I said on our call, the earnings call and in our -- any meetings we’ve had and in conferences, we, the Raytheon company is very well aligned with where the department is going. We’re very well aligned with the National Defense Strategy and the Missile Defense Review before they came out relative to our existing franchisees and the technologies we’re developing for our next-generation franchises.

That said, I think what we did see is a need for even more technology and the ability to go and invest in technology to go create this next-generation franchises to meet the demands of our customers inside. And the technology, the complementary technologies that UTC has just fit almost perfectly in with the technologies that we need to continue to drive the modernization side of our business. So that was a natural. That was just a natural fit. And I think it does make us a much more resilient company moving forward and overall relative to different business cycles of either the commercial or the defense.

Gregory J. Hayes - United Technologies Corporation - Chairman, CEO & President
And keep in mind, Seth, as you think about the UTC aero business, post separation of the commercial businesses, we’ll be about 25% defense. We’ve got huge franchises around the Joint Strike Fighter engine but also military avionics, military communications, the ISR franchises. All of those things would dovetail perfectly into the technologies that Raytheon has.

So to me, this is not about moving into a new marketplace. It’s simply about a complementary business that already is part of the market that we exist in today. So I think again, it’s -- it does derisk, I think, overall the combined companies, but the growth trajectories of the commercial aerospace business are still solid. We see kind of 5%, 6%, 7% growth coming forward. Even on the Raytheon side, as we looked at this, you’re going to see growth 5%, 6% going forward. So we got 2 great franchises here at the top with a lot of great franchises underneath that are going to contribute to growth and contribute to technology that is just unparalleled.

Akhil Johri - United Technologies Corporation - Executive VP & CFO
And Seth, just one other point. This is Akhil. We haven’t talked for a while but just one data point, which always amazes me on the commercial aero side is that in spite of this above-trend growth that we have been seeing in air traffic, there is still only 20% of the world’s population that has ever flown. So as the incomes are rising in China and India and other parts of the world, you’re going to continue to see significant growth in air traffic and as result, on the commercial aerospace side. So I don’t think that cycle is anywhere at risk of a big turndown of any kind.

Seth Michael Seifman - JP Morgan Chase & Co, Research Division - Senior Equity Research Analyst
Great. Just to have a short follow-up. Just to be clear, should we think about, for the combined company, the company-funded R&D being higher than they might have been independently?

Akhil Johri - United Technologies Corporation - Executive VP & CFO
It depends on what the programs are that we invest in, right? So it’s a function of -- and to the extent that the customers are paying for development growth, we would obviously want to take advantage of that. But if there is another engine, if we were, for example, win the NMA, if that does get launched or whatever, then it will be company-funded R&D. So it all depends on the time, the cycle and where the investments are.

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Gregory J. Hayes - United Technologies Corporation - Chairman, CEO & President
The key is we’ve got tremendous flexibility to invest where we see the greatest opportunity going forward, whether that’s spending our own money or investing even alongside our government customers in some of these new technologies. And again, the resources of the combined company will allow us to do things that on a stand-alone basis, would have been very difficult.

Anthony F. O’Brien - Raytheon Company - VP & CFO
And Akhil’s answer, right, for UTC, it’s the same we’ve always said for Raytheon, right. If we see the right opportunity, we’re going to flex. And -- but we’re not going to spend at a higher level just for the sake of staying at that level. So again, another very complementary and aligned view of the combined company.

Thomas A. Kennedy - Raytheon Company - Chairman & CEO
Disciplined approach to research and development, I think is the bottom line.

Akhil Johri - United Technologies Corporation - Executive VP & CFO
Yes, the key is always returns on investment, right? So if all these programs generate positive returns on investment without significant deal of  cost of capital. And as long as that’s the case, you could see some verifications on quarter-to-quarter or year-to-year investments.

Operator
And our next question is from the line of Jon Raviv of Citi.

Jonathan Phaff Raviv - Citigroup Inc, Research Division - VP
Talking on almost an evolvement industry landscape, I get that we’re trying to commingle aerospace and defense. But to me, it would seem that the aerospace customers are not asking to contract more on the defense aside. The defense customers want to contract more on the commercial side. So with that in mind, what does this really bring? And what are the defense customers really asking you to do here? In similar to Carter’s question is that in a bigger scale, how do you expect to do business differently with the DoD going forward? Can you change the return metrics in this business to drive more of that legacy Rockwell Collins-type defense margin into other defense franchises?

Thomas A. Kennedy - Raytheon Company - Chairman & CEO
Well, let me take your first part. And it kind of follows up in some of the other questions we had. I think relative to our defense customers, what this deal provides, it provides access to significantly more technology. And the technology is complementary to what we’ve had before. So for example, one of the areas is in area of hypersonics. And in hypersonics, one of the biggest issues in hypersonics is heat and getting rid of heat and reducing the temperatures of it in certain areas by the materials you use and -- or by thermal management-type systems. And that’s an expertise out of Pratt & Whitney that can be leveraged directly into the military side.

And then on the other side versus on the commercial side, the long and deep technical understanding of cybersecurity that Raytheon has to leverage over the commercial aerospace part of the business in helping protect and securing aerospace in civil aviation.

So there’s complementary technologies on both sides, some of them combine together, at least 1 plus 1 equals 3. But the endgame, I think that’s
-- the benefit to our defense customers is having a strong technology base that’s going to enable us to provide new franchises they need to complete their modernization requirement.

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Jonathan Phaff Raviv - Citigroup Inc, Research Division - VP
And the returns metrics.

Gregory J. Hayes - United Technologies Corporation - Chairman, CEO & President
Look, I don’t think you’re going to fundamentally change the return metrics on any of these programs. The fact is we still compete across all of the platforms that are out there today. We’re not a sole-source provider in very many things. But the returns are still attractive, I mean, obviously well in excess of our cost of capital. And again, the leverage that you’re going to be able to get from this company, combined company should allow us to drive down cost such that you could actually improve margins over time just through procurement synergies, back-office synergies and the focus on cost reduction that we always have.

Akhil Johri - United Technologies Corporation - Executive VP & CFO
And the other thing, Jon, is that if we use commercially developed technologies for defense applications, that can allow us to get differentiated margins because then, they’re no longer a cost-based program. And that can sometimes be a differentiation. The example you gave of Rockwell Collins, that will certainly prove in that case. And that’s another opportunity that the combined business will have to do more of that and hopefully, to positively impact the margins.

Gregory J. Hayes - United Technologies Corporation - Chairman, CEO & President
So I think that’s going to wrap it up. I want to first of all, thank everybody for dialing in this morning and the great questions. I also want to thank the Raytheon and the UTC team for having worked for the last 6 months to get this deal done. It was a tremendous effort but I think we’re going   to have a very, very exciting company.

These 2 companies share a long history of innovation, industry-leading expertise and great execution and sure, we’ve got 2 aerospace and defense leaders that are going to define the industry going forward. We’re committed to a successful merger that’s going to benefit not just our shareowners, but our employees and our customers, our communities and all the stakeholders that are out there.

So again, thank you for joining us. Kelsey and Carroll will be available all day with their teams to answer your questions. And look forward to seeing a lot of you in the coming weeks. Between Toby and Akhil and Tom and myself, I just want to thank everyone again.

Operator
Ladies and gentlemen, thank you for your participation in today’s conference. This does conclude the program. You may now disconnect. Everyone, have a great day.

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Forward-looking statements may include, among other things, statements relating to future sales, earnings, cash flow, results of operations, uses of cash, share repurchases, tax rates, R&D spend, other measures of financial performance, potential future plans, strategies or transactions, credit ratings and net indebtedness, other anticipated benefits of the proposed merger or the spin-offs by UTC of Otis and Carrier into separate independent companies (the “separation transactions”), including estimated synergies and customer cost savings resulting from the proposed merger, the expected timing of completion of the proposed merger and the separation transactions, estimated costs associated with such transactions and other statements that are not historical facts. All forward-looking statements involve risks, uncertainties and other factors that may cause actual results to differ materially from those expressed or implied in the forward-looking statements. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995. Such risks, uncertainties and other factors include, without limitation: (1) the effect of economic conditions in the industries and markets in which UTC and Raytheon operate in the U.S. and globally and any changes therein, including financial market conditions, fluctuations in commodity prices, interest rates and foreign currency exchange rates, levels of end market demand in construction and in both the commercial and defense segments of the aerospace industry, levels of air travel, financial condition of commercial airlines, the impact of weather conditions and natural disasters, the financial condition of our customers and suppliers, and the risks associated with U.S. government sales (including changes or shifts in defense spending due to budgetary constraints, spending cuts resulting from sequestration, a government shutdown, or otherwise, and uncertain funding of programs); (2) challenges in the development, production, delivery, support, performance and realization of the anticipated benefits (including our expected returns under customer contracts) of advanced technologies and new products and services; (3) the scope, nature, impact or timing of the proposed merger and the separation transactions and other merger, acquisition and divestiture activity, including among other things the integration of or with other businesses and realization of synergies and opportunities for growth and innovation and incurrence of related costs and expenses; (4) future levels of indebtedness, including indebtedness that may be incurred in connection with the proposed merger and the separation transactions, and capital spending and research and development spending; (5) future availability of credit and factors that may affect such availability, including credit market conditions and our capital structure; (6) the timing and scope of future repurchases by the companies of their respective common stock, which may be suspended at any time due to various factors, including market conditions and the level of other investing activities and uses of cash, including in connection with the proposed merger; (7) delays and disruption in delivery of materials and services from suppliers; (8) company and customer-directed cost reduction efforts and restructuring costs and savings and other consequences thereof (including the potential termination of U.S. government contracts and performance under undefinitized contract awards and the potential inability to recover termination costs); (9) new business and investment opportunities; (10) the ability to realize the intended benefits of organizational changes; (11) the anticipated benefits of diversification and balance of operations across product lines, regions and industries; (12) the outcome of legal proceedings, investigations and other contingencies; (13) pension plan assumptions and future contributions; (14) the impact of the negotiation of collective bargaining agreements and labor disputes; (15) the effect of changes in political conditions in the U.S. and other countries in which UTC, Raytheon and the businesses of each operate, including the effect of changes in U.S. trade policies or the U.K.’s pending withdrawal from the European Union, on general market conditions, global trade policies and currency exchange rates in the near term and beyond; (16) the effect of changes in tax (including U.S. tax reform enacted on December 22, 2017, which is commonly referred to as the Tax Cuts and Jobs Act of 2017), environmental, regulatory and other laws and regulations (including, among other things, export and import requirements such as the International Traffic in Arms Regulations and the Export Administration Regulations, anti-bribery and anti-corruption requirements, including the Foreign Corrupt Practices Act, industrial cooperation agreement obligations, and procurement and other regulations) in the U.S. and other countries in which UTC, Raytheon and the businesses of each operate; (17) negative effects of the announcement or pendency of the proposed merger or the separation transactions on the market price of UTC’s and/or Raytheon’s respective common stock and/or on their respective financial performance;

(18) the ability of the parties to receive the required regulatory approvals for the proposed merger (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction) and approvals of UTC’s stockholders and Raytheon’s stockholders and to satisfy the other conditions to the closing of the merger on a timely basis or at all; (19) the occurrence of events that may give rise to a right of one or both of the parties to terminate the merger agreement; (20) risks relating to the value of the UTC shares to be issued in the proposed merger, significant transaction costs and/or unknown liabilities; (21) the possibility that the anticipated benefits from the proposed merger cannot be realized in full or at all or may take longer to realize than expected, including risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction; (22) risks associated with transaction-related litigation; (23) the possibility that costs or difficulties related to the integration of UTC’s and Raytheon’s operations will be greater than expected; (24) risks relating to completed merger, acquisition and divestiture activity, including UTC’s integration of Rockwell Collins, including the risk that the integration may be more difficult, time-consuming or costly than expected or may not result in the achievement of estimated synergies within the contemplated time frame or at all; (25) the ability of each of Raytheon, UTC, the companies resulting from the separation transactions and the combined company to retain and hire key personnel; (26) the expected benefits and timing of the separation transactions, and the risk that conditions to the separation transactions will not be satisfied and/or that the separation transactions will not be completed within the expected time frame, on the expected terms or at all; (27) the intended qualification of (i) the merger as a tax-free reorganization and (ii) the separation transactions as tax-free to UTC and UTC’s stockholders, in each case, for U.S. federal income tax purposes; (28) the possibility that any opinions, consents, approvals or rulings required in connection with the separation transactions will not be received or obtained within the expected time frame, on the expected terms or at all; (29) expected financing transactions undertaken in connection with the proposed merger and the separation transactions and risks associated with additional indebtedness; (30) the risk that dissynergy costs, costs of restructuring transactions and other costs incurred in connection with the separation transactions will exceed UTC’s estimates; and (31) the impact of the proposed merger and the separation transactions on the respective businesses of Raytheon and UTC and the risk that the separation transactions may be more difficult, time-consuming or costly than expected, including the impact on UTC’s resources, systems, procedures and controls, diversion of its management’s attention and the impact on relationships with customers, suppliers, employees and other business counterparties. There can be no assurance that the proposed merger, the separation transactions or any other transaction described above will in fact be consummated in the manner described or at all. For additional information on identifying factors that may cause actual results to vary materially from those stated in forward-looking statements, see the reports of UTC and Raytheon on Forms 10-K, 10-Q and 8-K filed with or furnished to the Securities and Exchange Commission (the “SEC”) from time to time. Any forward-looking statement speaks only as of the date on which it is made, and UTC and Raytheon assume no obligation to update or revise such statement, whether as a result of new information, future events or otherwise, except as required by applicable law.

Additional Information and Where to Find It

In connection with the proposed merger, UTC will file a registration statement on Form S-4, which will include a document that serves as a prospectus of UTC and a joint proxy statement of UTC and Raytheon (the “joint proxy statement/prospectus”), and each party will file other documents regarding the proposed merger with the SEC. In addition, in connection with the separation transactions, subsidiaries of UTC will file registration statements on Form 10 or S-1. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A definitive joint proxy statement/prospectus will be sent to UTC’s stockholders and Raytheon’s stockholders. Investors and security holders will be able to obtain the registration statements and the joint proxy statement/prospectus free of charge from the SEC’s website or from UTC or Raytheon. The documents filed by UTC with the SEC may be obtained free of charge at UTC’s website at www.utc.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from UTC by requesting them by mail at UTC Corporate Secretary, 10 Farm Springs Road, Farmington, CT, 06032, by telephone at 1-860-728-7870 or by email at corpsec@corphq.utc.com. The documents filed by Raytheon with the SEC may be obtained free of charge at Raytheon’s website at www.raytheon.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Raytheon by requesting them by mail at Raytheon Company, Investor Relations, 870 Winter Street, Waltham, MA, 02541, by telephone at 1-781-522-5123 or by email at invest@raytheon.com.

Participants in the Solicitation

Raytheon and UTC and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information about Raytheon’s directors and executive officers is available in Raytheon’s proxy statement dated April 16, 2019, for its 2019 Annual Meeting of Shareholders. Information about UTC’s directors and executive officers is available in UTC’s proxy statement dated March 18, 2019, for its 2019 Annual Meeting of Shareowners. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the transaction when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Raytheon or UTC as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.